Exhibit No. 20.1




PRESS RELEASE


KEMPER MONEY MARKET FUNDS AGREE TO ACCEPT EXTENSION OF ORANGE COUNTY
NOTES

LONG GROVE, IL (July 11) -- Kemper Corporation announced today that the five non-government taxable money market funds managed by Kemper Financial Services, Inc. which hold $198 million of Orange County notes have consented to extend the maturity date to June 30, 1996. The original maturity date was July 10, 1995. The extension agreement with Orange County includes a 95 basis points increase of the monthly interest rate over the original rate payable under the terms of the notes.

The company's bank letter of credit arrangements with respect to the Orange County notes were also extended to the new maturity date.

"This action again reflects Kemper Corporation's commitment to its money market mutual fund shareholders," said David B. Mathis, chairman and chief executive officer of Kemper Corporation.

The company accounts for its credit enhancements related to the Orange County notes by recording as realized losses the excess of the face amount of the notes over the current estimated market value. The company expects to take an additional charge in the second quarter of 1995 to reflect recent declines in estimated market value. Such charges do not reflect potential recoveries from third parties.

"We have no reason to believe the situation related to Orange County will have any impact on Kemper's merger with Zurich Insurance Company and Insurance Partners," said Mathis.

Kemper Corporation is a holding company with continuing operations in asset management and life insurance.